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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940


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(Print or Type Responses)
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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Voois             Paul                             8x8, Inc. - EGHT                         to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
      2445 Mission College Blvd.                  Person (Voluntary)        February 1998       ----        title ---       below)
---------------------------------------------                             ------------------                below)
                 (Street)                                                 5. If Amendment,           Chariman and CEO
                                                                             Date of Original       --------------------------------
---------------------------------------------                                (Month/Year)
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                          ------------------    (Check Applicable Line)
   Santa Clara        CA            95054                                                        X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                      2/2/98   P      V       1,847    A(1)    $5.53                                D
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Common Stock                      2/4/98   M             10,000    A       $0.50                                D
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                                                                           TOTAL:          30,847               D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).                              SEC 1474(7-96) (Over)

(1) These shares were acquired under the 8x8, Inc. Employee Stock Purchase Plan.

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


FORM 4 (CONTINUED)                     TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 4)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock Option
(right to buy)               $0.50        2/4/98       M               1,082      (1) 8/14/05    Common     7,917         $0.50
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Employee Stock Option
(right to buy)               $0.50        2/4/98       M               2,083      (2) 5/21/06    Common     2,917         $0.50
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Employee Stock Option
(right to buy)               $0.50        2/4/98       M               6,835      (3) 6/24/06    Common    13,165         $0.50
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Options to Buy Common
 Stock                                                                            (4) 10/27/04   Common     1,001         $0.50
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Options to Buy Common
 Stock                                                                            (5) 07/17/06   Common     4,000         $0.50
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Options to Buy Common
 Stock                                                                            (6) 10/21/06   Common    25,000         $5.00
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Options to Buy Common
 Stock                                                                            (7) 01/20/07   Common   170,000         $6.80
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Options to Buy Common
 Stock                                                                            (8) 06/23/07   Common    30,000         $6.80
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
                             9. Number of           10. Ownership               11. Nature of
                                derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                                            D
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                                                            D
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                                                            D
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                                                            D
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                                                            D
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                                                            D
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                                                            D
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                                254,000                     D
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Explanation of Responses:

(1) Remainder of unexercised grant of 20,000 shares that vest at a rate of 1/48th per month after vesting commencement date of
    August 14, 1996.

(2) Remainder of unexercised grant of 5,000 shares that vest at a rate of 1/48th per month after vesting commencement date of
    May 21, 1996.

(3) Remainder of unexercised grant of 20,000 shares that vest at a rate of 1/48th per month after vesting commencement date of
    June 24, 1996.

(4) Remainder of unexercised grant of 6,000 shares that vest at a rate of 1/4th on October 27, 1998 and 1/48th per month thereafter.

(5) Shares vest at a rate of 1/48th per month after vesting commencement date of July 17, 1996.

(6) Shares vested in full.

(7) Shares vest at a rate of 1/48th per month after vesting commencement date of January 20, 1997.

(8) Shares vest at a rate of 1/48th per month after vesting commencement date of June 23, 1997.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   /s/ PAUL VOOIS                  3/4/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 ------------------------------- -------
                                                                                            **Signature of Reporting Person   Date

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7/96)
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